Exhibit 3.1

FIFTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BEBE STORES, INC.

Manny Mashouf and Gary Bosch certify that:

1. They are the duly elected and acting Chief Executive Officer and Secretary, respectively, of bebe stores, inc., a California corporation (the “Corporation”).

2. The Articles of Incorporation of this Corporation, as amended to the date of the filing of this certificate, are amended and restated to read in full as follows:

I.

The name of this Corporation is: bebe stores, inc.

II.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the California General Corporation Law (“CGCL”) other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporation Code.

III.

(a) Effective upon the filing of this Fifth Amended and Restated Articles of Incorporation with the Secretary of State of the State of California (the “Effective Time”):

Each ten (10) shares of Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”).

Each stock certificate representing shares of Common Stock immediately prior to the Effective Time shall, from and after the Effective Time, represent that number of shares of Common Stock into which such shares shall have been reclassified pursuant to the Reverse Stock Split; provided, however, that each holder of any stock certificate(s) that represented shares of

Common Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate(s), one or more certificates (or book entry share(s)) evidencing and representing the number of shares of Common Stock into which the shares represented by such certificate(s) shall have been reclassified pursuant to the Reverse Stock Split.

No fractional shares shall be issued for shares of Common Stock pursuant to the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, pay cash in an amount equal to the fair value of such fractional share (as determined in good faith by the Board of Directors of the Corporation). All share, per share and dollar references in this Fifth Amended and Restated Articles of Incorporation shall be adjusted for the Reverse Stock Split only as explicitly provided herein.

(b) This Corporation is authorized to issue two classes of shares, designated “Common Stock” with a par value of $0.001 per share and “Preferred Stock” with a par value of $0.001 per share. The total number of shares which this Corporation is authorized to issue is 15,000,000. The number of shares of Preferred Stock which this Corporation is authorized to issue is 1,000,000. The number of shares of Common Stock which this Corporation is authorized to issue is 14,000,000.

The Preferred Stock authorized by this Fifth Amended and Restated Articles of Incorporation may be issued in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the numbers of shares of any series.

IV.

(a) The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b) This Corporation is authorized to provide, whether by bylaw, agreement or otherwise, for the indemnification of agents (as defined in Section 317 of the CGCL) of this Corporation in excess of that expressly permitted for those agents by Section 317 of the CGCL, for breach of duty to this Corporation and its shareholders to the extent permissible under California law (as now or hereafter in effect). In furtherance and not in limitation of the powers conferred by statute:

(i) this Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of this Corporation, or is serving at the request of this Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (each an “Indemnified

Party”), against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not this Corporation would have the power to indemnify against such liability under the provisions of law; and

(ii) this Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification, to the fullest extent authorized or permitted by law and including as part thereof provisions with respect to any or all of the foregoing to ensure the payment of such amounts as may become necessary to effect indemnification as provided therein, or elsewhere.

No such agreement or other form of indemnification shall be interpreted as limiting in any manner the rights which such agents would have to indemnification in the absence of such bylaw, agreement or other form of indemnification.

(c) Any repeal or modification of the foregoing provisions of this Article IV by the shareholders of this Corporation shall not adversely affect any right or protection of a current or former Indemnified Party existing at the time of such repeal of modification

V.

Cumulative voting for the election of directors of the Corporation shall be eliminated effective upon the date when the Corporation becomes, and for as long as the Corporation is, a “listed corporation” within the meaning of Section 301.5 of the CGCL.

3. The foregoing Fifth Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors of the Corporation.

4. The foregoing Fifth Amended and Restated Article of Incorporation have been duly approved by the required vote of shareholders in accordance with Section 903 of the CGCL. The total number of outstanding shares of the corporation entitled to vote was 75,970,367. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares entitled to vote.

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Each of the undersigned certify under penalty of perjury under the laws of the State of California that they have read the foregoing Fifth Amended and Restated Articles of Incorporation and knows the contents thereof, and that the statements therein are true.

Executed in Brisbane, California, on December 8, 2016.

/s/ Manny Mashouf
Manny Mashouf, Chief Executive Officer

/s/ Gary Bosch
Gary Bosch, Secretary